DD
11/22/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 19 2013
19 REGISTRATIONS BRANCH

SEC[ ] IISSION

13026247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenimore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, P.O. Box 399
(No. and Street)

Cobleskill (City) NY (State) 12043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Bucci 518-234-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
12/3/13

FENIMORE SECURITIES, INC.

***FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-(5) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL***

YEAR ENDED SEPTEMBER 30, 2013

OATH OR AFFIRMATION

I, Joseph A. Bucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Notary Public

KATHY LYNN DAVIS
Notary Public State of New York
Qualified in Schoharie County
Reg. No. 01DA4969466
Commission Expires 7-16-14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on the Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENIMORE SECURITIES, INC.

CONTENTS

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Fenimore Securities, Inc.

We have audited the accompanying financial statements of Fenimore Securities, Inc. (the ***"Company"***), which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenimore Securities, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2013

FENIMORE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2013

ASSETS	
Cash	$59,378
Other assets	1,308
Total assets	$60,686
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Due to Fenimore Asset Management, Inc.	$ 6,116
Accrued expenses	6,070
Total liabilities	12,186
STOCKHOLDER'S EQUITY	
Capital stock, no par value; 1,000 shares authorized 100 shares issued and outstanding	37,000
Retained earnings	11,500
Total stockholder's equity	48,500
Total liabilities and stockholder's equity	$60,686

See accompanying notes

FENIMORE SECURITIES, INC.

STATEMENT OF INCOME

Year ended September 30, 2013

INCOME	
Reimbursement Income	$ 55,374
Interest income	56
Total income	55,430
EXPENSES	
FINRA/Blue Sky fees	29,806
Professional services	24,405
Other expenses	1,163
Total expenses	55,374
NET INCOME	$ 56

See accompanying notes

FENIMORE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended September 30, 2013

	Capital Stock	Retained Earnings	Total
BALANCE, beginning of year	$37,000	$11,444	$48,444
Net income	-	56	56
BALANCE, end of year	$37,000	$11,500	$48,500

See accompanying notes

FENIMORE SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 56
Adjustments to reconcile net income to net cash used for operating activities	-
Increase in	
Other assets	(989)
Increase/(decrease) in	
Due to Fenimore Asset Management, Inc.	2,606
Accrued expenses	(5,980)
Net cash used for operating activities and net decrease in cash	(4,307)
CASH	
Beginning of year	63,685
End of year	$59,378

See accompanying notes

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fenimore Securities, Inc. (the ***"Company"***) is a broker-dealer, registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (***"FINRA"***), whose sole business is the distribution of shares of registered open-end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Cash

The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

Income and Expense Recognition

Reimbursement income earned under the Expense Reimbursement Agreement (***"Reimbursement Agreement"***) and interest income is accrued as earned. Expenses are accrued as incurred.

Income Taxes

The Company, with the consent of its stockholder, has elected S Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns filed by the Company within the three years ended September 30, 2013 are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (***"Rule 15c3-1"***). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2013, and as more fully described in Schedule I, the Company had net capital of $47,192, which was $22,192 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.26 to 1.

(3) DISTRIBUTION AGREEMENT AND RELATED PARTIES

The Company has entered into a Distribution Agreement with Fenimore Asset Management Trust (the ***"Trust"***), an affiliated company that consists of two open-end management investment companies (the ***"Funds"***) registered under the Investment Company Act of 1940. The Company's stockholder is a trustee of the Trust. According to the Distribution Agreement, the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the shares of the Trust.

During the year ended September 30, 2013, the Company did not receive any fees under the Plan.

The Advisor Class Shares of the Funds were terminated on August 31, 2012 and outstanding Advisor Class Shares were converted to Investor Class Shares in a non-taxable conversion. As such, the Company no longer receives shareholder servicing and distribution fees from the Funds or is paying the corresponding distribution fees to the dealers.

The Company has entered into the Administrative Service Agreement (the ***"Service Agreement"***) with FAM Shareholder Services, Inc., an affiliated company whose sole stockholder is also the stockholder of the Company. The Service Agreement stipulates that FAM Shareholder Services, Inc. is to provide the services of its employees in the conduct of the Company's business, office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filings with government agencies. The Company is not charged for any costs related to these services and, therefore, these expenses are not reflected in the Company's Statement of Income. The Service Agreement is terminable on 60-days written notice by either party.

The Company has entered into a Reimbursement Agreement with Fenimore Asset Management, Inc. (the ***"Investment Manager"***), an affiliated company whose principal stockholder is the stockholder of the Company. The Investment Manager provides investment management services to the Funds under the terms of an Investment Management Agreement between it and the Trust. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all its expenses which are not covered by FAM Shareholder Services, Inc. under the Service Agreement described in the previous paragraph. The Reimbursement Agreement is terminable upon 90-days written notice and/or upon termination of either the Trust's Investment Management Agreement with the Investment Manager or the Distribution Agreement. During the year ended September 30, 2013, the Investment Manager reimbursed the Company $55,374. As of September 30, 2013, the Company owed the Investment Manager $6,116.

(4) CONCENTRATION OF CREDIT RISK

The Company's only source of revenue is from the Investment Manager. If the Investment Manager were unable to meet its contractual obligations under the Reimbursement Agreement, as discussed in Note 3, the Company would have no source of revenue. Management believes the potential for default by the Investment Manager is minimal.

(5) CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(6) SUBSEQUENT EVENTS

GAAP requires recognition in the financial statements of the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Financial Condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.

Management has evaluated subsequent events through November 12, 2013 and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

FENIMORE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

September 30, 2013Schedule I

Total stockholder's equity from statement of financial condition	$48,500
Deductions	
Nonallowable assets	
Other assets	(1,308)
Net capital	$47,192
Aggregate indebtedness	
Accrued expenses and other liabilities	$12,186
Total aggregate indebtedness	$12,186
Computation of basic net capital requirement	
Minimum net capital required	
(greater of $25,000 or 6-2/3% of aggregate indebtedness)	$25,000
Excess in net capital	$22,192
Ratio of aggregate indebtedness to net capital	0.26:1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with the FINRA as of September 30, 2013.

FENIMORE SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15c3-3

September 30, 2013Schedule II

For the year ended September 30, 2013, the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities of registered open-end investment companies, and the Company is, therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

In planning and performing our audit of the financial statements of Fenimore Securities, Inc. (the ***"Company"***) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the ***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2013

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Stockholder
Fenimore Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the Securities Investor Protection Corporation (***"SIPC"***) for the year ended September 30, 2013, which were agreed to by Fenimore Securities, Inc. (the ***"Company"***) and solely to assist you and other specified parties in evaluating the Company's claim of exclusion from SIPC membership on Form SIPC-3. The Company's management is responsible for the Company's claim of exclusion from SIPC membership. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Inquired of, and was informed by management that the Company's sole source of revenue is from reimbursement income from an affiliated company.
2. Examined the reimbursement agreement and ascertained that the amount of reimbursement income was determined in accordance with the reimbursement agreement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the board of directors, stockholder and management of Fenimore Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2013